SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TriMas Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896215209

(CUSIP Number)

Daniel P. Tredwell

Heartland Industrial Associates L.L.C.

177 Broad Street, 10th Floor

Stamford, Connecticut 06901

(203) 327-1202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, Connecticut 06901-2048

(203) 325-5000

February 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.12d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896215209		13D

1.	Names of Reporting Persons Heartland Industrial Associates L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 15,237,996 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 15,237,996 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,237,996 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4%

14.	Type of Reporting Person OO

CUSIP No. 896215209		13D

1.	Names of Reporting Persons Heartland Industrial Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 14,186,057 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 14,186,057 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,186,057 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%

14.	Type of Reporting Person PN

CUSIP No. 896215209		13D

1.	Names of Reporting Persons TriMas Investment Fund I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 9,742,230 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 9,742,230 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,742,230 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 28.4%

14.	Type of Reporting Person OO

CUSIP No. 896215209		13D

1.	Names of Reporting Persons Metaldyne Investment Fund I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,243,827 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,243,827 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,827 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person OO

CUSIP No. 896215209		13D

1.	Names of Reporting Persons HIP Side-by-Side Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 842,675 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 842,675 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,675 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person PN

CUSIP No. 896215209		13D

1.	Names of Reporting Persons TriMas Investment Fund II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 176,312 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 176,312 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,312 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person OO

CUSIP No. 896215209		13D

1.	Names of Reporting Persons Metaldyne Investment Fund II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 32,952 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 32,952 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person OO

CUSIP No. 896215209		13D

1.	Names of Reporting Persons HIP Side-by-Side I-A, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 0 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 0 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person OO

CUSIP No. 896215209		13D

1.	Names of Reporting Persons HIP Investment Holdings I, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,200,000 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,200,000 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,000 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person OO

Amendment No. 3 to Statement on Schedule 13D

This Amendment (this “Amendment”) No. 3 to Statement on Schedule 13D (as heretofore amended, the “Statement”) relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of TriMas Corporation, a Delaware corporation (the “Issuer”).  This Amendment is being filed on behalf of the Reporting Persons (as defined below).

The Reporting Persons are filing this Amendment to amend the statements on Schedule 13D with respect to the Common Stock filed with the Securities and Exchange Commission on March 20, 2009 pursuant to Rule 13d-1(d).

This Amendment is being filed by the Reporting Persons to update the disclosure in Items 4, 6 and 7 in connection with finalizing the form of the Note (as defined in such Amendment No. 2).

Item 4.                                                        Purpose of Transaction

Item 4 is hereby amended to add the following at the end thereof:

On February 17, 2010, a settlement agreement was entered into as to actions (unrelated to the Issuer) pending in the United States District Court for the Eastern District of Michigan (the “Court”) styled Mainstay High Yield Corporate Bond Fund v. Heartland Industrial Partners, LP., et al., Case No. 2:07-cv-10542-GER-RSW (E.D. Mich.) and Egleston v. Heartland Industrial Partners, L.P., et al., Case No. 2:06-cv-13555-GER-RSW (E.D. Mich.) (collectively, the “Actions”).

As previously contemplated by Amendment No. 2 to this Schedule 13D, the form of the Note has been finalized in connection with the settlement agreement.  A copy of the form of the Note is attached hereto and is incorporated herein by reference.  The Note provides for a maturity date of (8) eight months following final approval of the settlement by the court.

Item 6.                                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.  See also Exhibit D attached hereto which is hereby incorporated by reference in its entirety.

Item 7.                                                        Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A                                          Joint Filing Agreement, dated February 19, 2010, among the Reporting Persons (filed herewith).

Exhibit B                                          Amended and Restated Shareholders Agreement, dated as of July 19, 2002, by and among the Issuer and Metaldyne Corporation, as amended by Amendment No. 1 to the Amended and Restated Shareholders Agreement dated August 31, 2006 (incorporated herein by reference to Exhibits 10.2 and 10.3 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

Exhibit C                                          Advisory Agreement, dated June 6, 2002, between HIP and the Issuer, as amended by the First Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer, and as further amended by the Second Amendment to the

Advisory Agreement dated November 1, 2006 between Associates and the Issuer (incorporated herein by reference to Exhibits 10.30, 10.31 and 10.32 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

Exhibit D                                          Form of Promissory Note, to be executed by HIP in favor of Escrow Agent, on behalf of certain authorized claimants in the Actions.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2010

HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HEARTLAND INDUSTRIAL PARTNERS, L.P.

By: Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

TRIMAS INVESTMENT FUND I, L.L.C.

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND I, L.L.C.

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE PARTNERS, L.P.

By: Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

TRIMAS INVESTMENT FUND II, L.L.C.

By: Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND II, L.L.C.

By: Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE I-A, L.L.C.

By: Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP INVESTMENT HOLDINGS I, LLC

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

INDEX TO EXHIBITS

EXHIBIT A	Joint Filing Agreement, dated February 19, 2010, among the Reporting Persons (filed herewith).

EXHIBIT B

Amended and Restated Shareholders Agreement, dated as of July 19, 2002, by and among the Issuer and Metaldyne Corporation, as amended by Amendment No. 1 to the Amended and Restated Shareholders Agreement dated August 31, 2006 (incorporated herein by reference to Exhibits 10.2 and 10.3 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

EXHIBIT C

Advisory Agreement, dated June 6, 2002, between HIP and the Issuer, as amended by the First Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer, and as further amended by the Second Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer (incorporated herein by reference to Exhibits 10.30, 10.31 and 10.32 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

EXHIBIT D	Form of Promissory Note, to be executed by HIP in favor of Escrow Agent, on behalf of certain authorized claimants in the Actions.